THE MIDLAND COMPANY
7000 MIDLAND BOULEVARD
AMELIA, OHIO 45102-2607
(513) 943-7100

MAILING ADDRESS
P.O. BOX 1256
CINCINNATI, OHIO 45201

November 10, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    The Midland Company
        Form 10-K for fiscal year ended December 31, 2005
File No. 1-06026

Dear Mr. Rosenberg:

The following letter sets forth below the detailed responses of The Midland Company (the “Company”) to the comments of the Staff of the Commission in its letter to the Company dated September 13, 2006, with respect to the above referenced Form 10-K filing. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

As many of the Staff’s comments relate to the Company’s process of determining the property and casualty loss reserves, we have included a summary of the Company’s loss reserving process below. We intend to include this disclosure in all appropriate future filings, beginning with the Form 10-K for the period ending December 31, 2006.

Overview of Loss Reserves:

Our loss reserves are comprised of two main components, case base loss reserves and incurred-but-not-reported loss reserves. Loss reserves include both loss and loss adjustment expense and are reported net of salvage and subrogation.

Case loss reserves are estimated liabilities set for specifically identified outstanding losses incurred to date to be paid in the future. Case base loss reserves are based on the specific facts and circumstances of reported claims, but still require a significant amount of judgment. Case reserves are established after notice of loss is received. The initial amount of the case reserve is based on the policy coverages and limits, loss description, exposure information (i.e., insured product and insured value), cause of loss and historical loss cost information. The claim reserves are subsequently adjusted by claims personnel as more information becomes available in the claim adjustment process, through such procedures as a physical inspection of the loss. In many of our property lines of business, our adjusters utilize specialized claim estimatic software to assist in the claim estimate process. The claim estimatic software utilizes historical information and considers factors such as the region to assist in the estimated value of such items as materials, labor and depreciation, as applicable. Case base loss reserves are subsequently revised based on additional information until the claim is ultimately paid. The case base claims from our property lines of business tend to be reported and settled rather quickly. Approximately 90 percent of our property claims are settled within 30 days from when they are reported to us. Losses for our liability lines of business are generally reported to us much longer after a loss has occurred as compared to our property lines of business. The majority of our liability claims are settled within 90 days of being reported to us. However, it is not unusual to have liability claims that are

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not reported to us for as much as several years after the actual loss has occurred and for these claims to take an extended period of time to actually settle. This is particularly true in our exited commercial park and dealer liability business and to a lesser extent, in our excess and surplus lines. We estimate that approximately 55 percent of our case base loss reserves relate to property coverages and 45 percent relate to liability coverages. The Company’s philosophy is to adequately reserve our case base claims in a consistent manner.

The objective of the incurred-but-not-reported loss (IBNR) reserve is to establish a reserve for claims that have been incurred by our policyholders but not yet been reported to us and to contemplate any deficiency or redundancy in case base loss reserves as of a particular reporting date. In determining the recorded amount for the incurred-but-not-reported loss reserves for a reporting period management considers the following factors to determine if an adjustment to the incurred-but-not-reported loss reserve is necessary:

•
Trends or patterns in claim experience. We regularly review the level of loss reserves against actual loss development. This retrospective review is the primary criteria used in refining the levels of loss reserves recorded in the financial statements.

•
Trends or patterns noted in management’s regular discussions with internal and external consulting actuaries. We meet with our external actuary on a quarterly basis and have ongoing discussions as necessary. We also consider the summarized statistical results from previous meetings with our external actuary in refining our IBNR reserves.

•
Management and the actuaries also meet periodically with Claims and Product personnel to review ongoing business trends, claim frequency and severity statistics and other relevant developmental trends.

•	We consider changes in our business, product mix, current events and any changes in case base claims reserving philosophies.

Based on the factors considered above, management adjusts the recorded balance of loss reserves, as necessary, to reflect their best estimate, which is recorded in the financial statements. In considering whether any adjustments are necessary to the incurred-but-not-reported loss reserve, we contemplate our loss reserves in total.

Management validates the recorded reserve amount by engaging an accredited consulting actuarial specialist. Following the end of each quarterly reporting period, but prior to the issuance of the financial statements, the consulting actuary develops an “acceptable actuarial range” for loss reserves. The external actuary utilizes various statistical models and analyses, in accordance with generally accepted actuarial standards, to determine this acceptable actuarial range. Management compares the recorded amount of loss reserves to the actuarial range. This range typically involves a fluctuation of approximately 10 percent. The loss reserve recorded balance is affirmed if it is within the acceptable actuarial range. If the recorded balance is outside of the actuarial range, management would make the necessary adjustment to the recorded balance. Historically, the recorded balance has been within the acceptable actuarial range, therefore no such adjustment has been necessary. We have consistently applied this approach to estimating loss reserves.

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A summary of our loss reserves at December 31, 2005 and 2004 is included below:

	December 31, 2005	December 31, 2004
Property and casualty net case base reserves	$103,915	$118,345
Property and casualty net incurred but not reported reserves	44,151	47,957

Property and casualty net loss reserves	$148,066	$166,302

Property and casualty net loss reserves	$148,066	$166,302
Property and casualty reinsurance recoverables	53,844	31,362
Property and casualty gross loss reserves	201,910	197,664

Life and other gross loss reserves	14,378	13,434
Outstanding checks and drafts	38,372	21,817

Consolidated gross loss reserves	$254,660	$232,915

As noted in the table above, case base loss reserves represent the largest component of our loss reserves at approximately 70 percent of our net property and casualty loss reserves. Primarily composed of case base loss reserves, our total loss reserves are relatively short-tailed in nature and less as a percentage of statutory surplus than the property and casualty industry average. In total, our net property and casualty loss reserves represented 40% and 49% of the statutory property and casualty surplus at December 31, 2005 and 2004, respectively. In comparison, statutory loss reserves approximate 120% of statutory surplus for the property and casualty industry. Case base loss reserves tend to be more mechanical in nature and are based on specific facts and circumstances related to reported claims as compared to IBNR loss reserves, which have a higher degree of estimation and uncertainty.

In the loss reserve estimation process, accuracy of the recorded amounts is the primary objective. However, due to the uncertainty inherent in the process, we approach our loss reserves with an implicit degree of caution for adverse deviation although we do not specifically utilize an implicit or explicit provision for uncertainty or adjust any one specific assumption.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Policies

Insurance Policy Loss Reserves and Reinsurance Risks, page 35

1. Please refer to prior comment four. You state that “it is unlikely that ultimate payouts will significantly exceed anticipated amounts” and that “the incurred but not reported loss reserve will adequately address any deficiency or redundancy in the case base reserves.” However, you reported releases of prior year loss estimates amounting to $36.4 million in 2005 and $17.6 million in 2004, which you indicate was “generated from the actual closing of claims for amounts less than recorded as a case reserve at the end of the previous year.” Please explain these apparent inconsistencies.

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Midland acknowledges the Staff’s comments and intends to make the appropriate modifications for all future filings, beginning with the Form 10-K for the period ending December 31, 2006. The revised disclosures will include the following:

At December 31, 2004, our estimate of property and casualty net loss reserves totaled $166.3 million, which was affirmed by the company’s consulting actuary range of $152.7 million to $168.7 million. As loss reserves are an estimate and require a significant amount of judgment, the actual development of loss reserves will likely be different than the amount that was estimated at the end of any given year. With the benefit of hindsight, including one year of actual development patterns observed during 2005, our 2004 loss reserves were subsequently re-estimated to be $129.9 million. This produced a net cumulative redundancy, after one year of development, of $36.4 million. The $36.4 million favorable development during 2005 was primarily due to favorable loss development in several of our lines, including motorcycle, personal liability, park and dealer liability and excess and surplus lines. Collectively, the 2004 cumulative loss reserves from these lines were approximately $25 million redundant in 2005. The loss reserves from these lines of business tend to be more difficult to predict as compared to the larger property portion of our business.

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Motorcycle is a less mature product line that we began writing in 2001. We therefore did not have as much historical data related to this product. In addition, as we began writing this business, we experienced a very high loss ratio, relative to our, and industry standards. This was largely due to the initial underwriting criteria and our limited claim handling experience. Since 2001, we have made significant underwriting changes to this product and have also developed claim expertise and experience in settling claims related to this line thus causing more favorable development in recent years.

•
Personal liability and park and dealer liability tend to be more volatile due to the liability component of these risks, which has a higher degree of complexity and a longer development period when compared to the larger property portion of our business. We exited the park and dealer liability lines in 2001 and we had experienced several years of volatility and inadequate reserves related to this line at December 31, 2003. Subsequently, we have experienced claims being settled for less than the amount reserved.

•
The excess and surplus lines are new lines of business to the Company. We began writing excess and surplus in 2002 and we therefore do not have a large amount of historical development data. Additionally, the excess and surplus lines contain a higher degree of liability risks and the reserving methodology is more dependent on longer term development patterns.

Essentially, in each of these lines we experienced more favorable development in 2005 than our historical development and baseline industry data would have indicated. The favorable development in 2005 was the result of a combination of redundant case reserves, where claims were settled for less than the reserved amount, and lower non-catastrophe related frequency patterns than we have historically experienced. The case base redundancy was due in part to our response to the loss reserve deficiencies for the December 31, 2002 loss reserves that were ultimately discovered during 2003. Both our property and liability lines developed a deficiency in 2003. Collectively, the December 31, 2002 loss reserves developed a deficiency of approximately 10 percent, or $12 million, in 2003. This was due in part to the newer lines of business and the more volatile park and dealer liability lines, which we exited in 2001. In response to deficient development of reserves, management strengthened the company’s loss reserves to reflect these changing development trends arriving at a best estimate of how these losses would ultimately settle. The higher levels of loss reserves, and their potential redundancy, were not fully contemplated in the incurred-but-not-reported loss reserves, because our experience had not been validated over an appropriate period of time.

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Although we have experienced better than expected claim activity we believe these lines may still experience additional development in the future because of the liability components that are underwritten. Therefore, the 2004 redundancy reflected after one year of development may ultimately be more or less in future years. The potential for future development is evidenced by the fact that we have experienced some adverse development of items related to 2004 during 2006.

With respect to the statement “it is unlikely that ultimate payouts will significantly exceed anticipated amounts” we acknowledge the Staff’s comment. In order to provide further clarification, we will not include this statement in future filings, beginning with the December 31, 2006 Form 10-K.

In addition, provide the following information in a disclosure-type format.

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Describe the methodologies and key assumptions used to calculate the ultimate liability, including the strengths and weaknesses of alternative models and the specific factors you consider in selecting a specific model over other models considered.

As noted in the “Overview of Loss Reserves” section above, management considers the following factors in determining its best estimate of loss reserves. These factors include:

•
Trends or patterns in claim experience. We regularly review the level of loss reserves against actual loss development. This retrospective review is the primary criteria used in refining the levels of loss reserves recorded in the financial statements.

•
Trends or patterns noted in management’s regular discussions with internal and external consulting actuaries. We meet with our consulting actuary on a quarterly basis and have ongoing discussions as necessary. We also consider the summarized statistical results from previous meetings with our external actuary in refining our IBNR reserves.

•	Management also meets quarterly with Claims and Product personnel to review ongoing business trends, claim frequency and severity statistics and other relevant developmental trends.

•	We consider changes in our business, product mix, current events and any changes in case base claims reserving philosophies.

Management also engages a credentialed consulting actuary to affirm the recorded amount of loss reserves with an acceptable actuarial range. The consulting actuarial firm utilizes a variety of actuarial and statistical methods in determining the ultimate liabilities within acceptable actuarial range for loss reserves. These methods include, but are not limited to:

• The Incurred Loss Development Method
• The Paid Loss Development Method
• The Hindsight Average Claim Cost Method
• Bornhuetter/Ferguson (Paid and Incurred) Methods

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The table below provides a summary of these actuarial models along with an outline of the model advantages, disadvantages and the primary use of the model and key assumptions used on the models:

Model	Model Summary	Model Advantages	Model Disadvantages	Primary Use of Model	Key Assumptions

Incurred Loss Development Method	Historical loss reporting pattern is applied directly to the latest cumulative reported losses (paid plus case reserves) to estimate ultimate losses	Tends to be responsive to changes in reported losses. May also provide more accurate estimate of ultimate losses for less mature years if historical levels of reserve accuracy are maintained	May inaccurately react to a change in the adequacy of case reserves	Principally used for property lines of business, including the property components of residential property lines. Model is also used for older accident years for liability components.	Historical loss development growth will be consistent from year to year. Often an average growth development factor will be utilized

Paid Loss Development	Historical loss payment pattern is applied directly to the latest cumulative paid losses to estimate ultimate losses.	Estimates of ultimate losses are independent of case reserve adequacy and are unaffected by changes in case reserving practices	The nature of liability payment patterns requires the application of large development factors to relatively small payments in most immature years	Principally used for liability lines. It is more applicable in middle maturity accident years. This model is also used if there has been a change in case reserving philosophies.	Claims closing rates are consistent

Hindsight Average Claim Cost
An estimate of the remaining reserves is divided by the
number of open claims. These average claims costs are trended forward. From this average remaining claim cost we subtract the current average pending claim and then multiply the difference by the number of open claims. The result is a projection of IBNR.
The number of open claims is the basis of this approach and consequently, changes in reserve adequacy will not affect the result of this method
Changes in claim closing
rates will cause differences
in historical averages
(i.e. claim population at
the same age of development
is different.) This method
does not reflect claims adjustment information,
which is more important
in older years.
				Principally used for liability lines of business. It is appropriate for more recent accident years and may also be used if there has been a change in case reserving philosophies.	Ultimate settlement of open claims is consistent with historical trends. Claims closing rates are consistent.

Bornhuetter / Ferguson
This method bases the projection
of losses on the loss ratio and percent of losses reported to date for an accident year. This model is often used in newer lines of business and may incorporate industry information.
		This method is less sensitive than the incurred loss development method to the volatility that is present in the reported losses in the early stages of development	Ignores current information as it assumes similar exposures and loss potential for all accident years, unless specific adjustments are made to account for changes.	Principally used for liability lines of business, although it may also be used for property lines of business for high catastrophe periods and lines of business that are less mature	The selected initial expected loss ratio is reflective of the actual loss ratio. Reporting and/or payment patterns are consistent.

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In determining the appropriate models to utilize for our various lines business, our consulting actuary considers the following factors:

•	Characteristics of the line of business (property or liability)
•	The history of the lines of business
•	The number of years of company specific historical development data
•	The age of accident year
•	Other specific operating factors, such as changes in claims reserving philosophies or changes in claims personnel management

Generally, the incurred loss development method is the primary method used by our external actuary in determining the ultimate liability for the property lines of business. For our liability lines of business, our consulting actuary will generally utilize estimates from several of the models listed above and develop a blended average. This process requires significant judgment from our credentialed actuary and more emphasis may be applied to one model based on the judgment of the actuary.

▪	Describe more specifically the methods and key assumptions used to determine your case reserves.

Please refer to the “Overview of Loss Reserves” section above for further discussion of determining our case base loss reserves. The Company’s philosophy is to adequately reserve our case base claims in a consistent manner. We regularly monitor the development of our case base claims and make appropriate adjustments to our recorded reserve balances and in our reserving practices. In addition, the following factors contribute to the variability in establishing case base loss reserves:

•
The timing of information received. As more information becomes available, (i.e., through physical inspections, actual claim settlement, etc.) case reserves are adjusted appropriately to reflect current information.

•
Liability claims, by their very nature, are less obvious and more complex than property claims and, therefore, the reserving process requires more judgment. Liability losses often involve multiple parties, can more often be subject to litigation and often do not involve immediately apparent property damage. As a consequence, reserving for such losses requires more estimation and judgment than the property lines.

•	The increase in demand for replacement materials and labor (demand surge), specifically after a large scale catastrophic event, which may contribute to inadequate case reserve.

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In view of the magnitude of reserve releases in 2005 and 2004, you appear to have previously established provisions for uncertainty in your motorcycle, excess and surplus and personal liability lines, which you describe as “inherently less predictable.” Describe more specifically how you provide for these uncertainties in your reserve estimation process and quantify the related explicit and implicit provisions at December 31, 2005 and 2004.

It should be noted that the Company does not make an explicit or implicit provision for uncertainty. Please refer to the “Overview of Loss Reserves” section above for discussion on management’s reserving methodology.

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Our estimates for loss reserves utilize historical loss development patterns. As new patterns emerge, they are reflected in our assumptions. Due to the significant amount of judgment and estimation that is required to estimate loss reserves, the actual loss development is likely to be different than the amounts recorded. The table below outlines the cumulative (deficiency)/redundancy for the net property and casualty loss reserves since 1995, based on re-estimated amounts at December 31, 2005.

Year	P&C Net Loss Reserves Original Balance	Cumulative (Deficiency) / Redundancy Based on 12/31/2005 Re-estimation	(Deficiency) / Redundancy As Percent of Original Reserves

1995	$47,712	$(4,838)	-10.1%
1996	64,784	(2,574)	-4.0%
1997	81,901	4,346	5.3%
1998	88,267	10,514	11.9%
1999	89,325	5,064	5.7%
2000	95,022	2,599	2.7%
2001	102,858	2,538	2.5%
2002	115,584	(4,054)	-3.5%
2003	149,478	30,213	20.2%
2004	166,302	$36,375	21.9%
2005	$148,066	NA

10- Year Average			5.3%

In 2004 and 2005, we experienced more favorable development patterns than we have historically experienced in several of our lines. These lines include the motorcycle and excess and surplus lines as well as personal liability coverages associated with some of our products. The development patterns were more favorable than our historical trends and baseline industry information would have indicated at that time. In addition, during 2004 and 2005, we also experienced a decrease in the non-catastrophe related frequency in our residential property products, such as manufactured housing and site-built dwelling. The frequency that we have experienced during these years is below our historical averages. We believe that this level of frequency may not be sustainable over a long period of time.

We have consistently applied our methods used to estimate loss reserves. In determining our estimate of loss reserves, we apply caution to short term variations from historical patterns. We believe that short term variations must be viewed with skepticism and history shows that they do not produce data that is actionable until validated for an appropriate period of time. We believe that this approach avoids inappropriate volatility to the income statement.

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You establish a “best estimate” for your insurance loss reserves, based on historical patterns and other assumptions. Describe more specifically how you considered such historical patterns and other assumptions in calculating your insurance reserves.

Please refer to the “Overview of Loss Reserves” section above for a complete discussion of our claims settlement and reserving methodology.

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You refer to the Bornheutter-Ferguson and incurred loss development methods as methods used to “assess” the IBNR. It is our understanding that such methods are used to determine the ultimate liability first, which is then reduced by cumulative paid claims and case reserves in assessing the adequacy of the IBNR. Provide a more detailed explanation of the process used to “assess” your IBNR, including how you considered recent case base reserve redundancies and historical loss development patterns.

As noted in the “Overview of Loss Reserves” section above, the IBNR loss reserves are approximately 30 percent of the net property and casualty loss reserves, while case base loss reserves represent approximately 70 of the net property and casualty reserve balance. The primary criteria that management considers in determining its best estimate for loss reserves includes trends and patterns in actual claims settling process, historical development patterns, trends and patterns noted in regular discussion with internal and external actuaries, and changes in our business, product mix or our case base claims reserving process. Please refer to the “Overview of Loss Reserves” section for further discussion if management’s methodology for determining its best estimate of loss reserves.

Management validates the recorded reserve amount by engaging an accredited consulting actuarial specialist. After the end of each quarterly reporting period, but prior to the issuance of the financial statements, the external actuary determines an acceptable actuarial range for loss reserves. The consulting actuary utilizes various statistical models and analyses, in accordance with generally accepted actuarial standards, to determine the acceptable actuarial range. Management compares the recorded amount of loss reserves to the actuarial range. This range typically involves a fluctuation of approximately 10 percent. The loss reserve recorded balance is affirmed if it is within the acceptable actuarial range. If the recorded balance is outside of the actuarial range, management would make the necessary adjustment to the recorded balance. Historically, the recorded balance has been within the acceptable actuarial range, therefore no such adjustment has been necessary.

In order to determine an actuarial acceptable range of loss reserves, the consulting actuary utilizes various statistical models. The consulting actuary utilizes historical development factors, including the use of 3- and 5-year historical development averages to estimate the ultimate liability. Our actuary tends to place higher reliance on historical averages, rather than the development in any one year. For example, in determining the 2004 loss reserves, the most recent favorable one year development patterns were considered as part of historical averages. However, the impact of the latest one-year favorable development factors were only partially recognized in the external actuary’s contemplation of loss reserves. As development factors continue to emerge they will be a larger part of the historical three- and five-year averages, and will be more heavily weighted reflected in the range of our affirming external actuary. Preliminary indications for 2005 loss reserves indicate that loss reserves are also developing favorably in 2006, but at a rate lower than what was experienced over the last few years.

2. Please refer to prior comment five. While you refer to development factors, and assumptions for loss adjustment expense and salvage and subrogation, you have not adequately described or quantified those key assumptions that materially affect your estimate of insurance loss reserves. Please provide the following information in disclosure-type format.

▪	For each of your key assumptions and your provision for uncertainty, quantify and explain what caused them to change over the periods presented.

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Midland acknowledges the Staff’s comments and intends to make the appropriate modifications for all appropriate future filings, beginning with the Form 10-K for the period ending December 31, 2006. As noted in our response to the Staff’s first comment, management does not include a provision for uncertainty in making its best estimate of loss reserves. Please refer to the “Overview of Loss Reserves” section for a complete discussion of our reserving methodology and refer to our response to the Staff’s first comment above for further discussion of the development of our loss reserves. The revised disclosures will include the following:

Given the way in which we assess the adequacy of our loss reserves, it is not practicable to individually isolate and quantify the impact of specific factors attributable to key assumptions as many of these items are inter-related and are also offset by other significant factors such as frequency and severity.

We would also note that in determining the acceptable actuarial range of loss reserves, our consulting actuary performs various statistical analyses and utilizes assumptions and historical development patterns. The most significant assumptions relate to the development factors which are utilized to predict the ultimate losses expected to be incurred. Our consulting affirming actuary utilizes development factors that are applicable to certain lines of business based on their risk characteristics (i.e., property, liability, motorcycle, excess and surplus). Additionally, development patterns are developed for each accident year. The development factors that are used by the actuaries are generally based on our historical patterns, rather than the development from any one year, which balances stability and responsiveness in developing age to age factors.

Both management and the consulting actuary utilize various assumptions for loss adjustment expense and salvage and subrogation, and are based on historical averages. However, these assumptions have not changed significantly and have not materially affected management’s best estimate of loss reserve or the external actuary’s acceptable actuarial range of insurance loss reserves.

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Discuss whether and to what extent you have adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve, given historical changes, current trends observed and/or other factors. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

As previously noted, management does not consider a provision for uncertainty in determining its best estimate for loss reserves. Please refer to “Overview of Loss Reserves” for a discussion of management’s reserving methodology and please refer to our response to the Staff’s first comment for a discussion of historical trends.

We would also note that in computing the acceptable actuarial range, our affirming consulting actuary’s key assumptions relate to development factors to determine the ultimate liability. Rather than placing emphasis on the development factors attributable to any one year’s development, our external actuary utilizes historical averages of the development factors. Thus, as trends are recognized in the developmental pattern of our loss reserves, they are included as part of the historical average. Additionally, as trends continue to emerge over a period of years, they become more fully reflected in the assumptions and in the assessment of the ultimate liability. For example, we have experienced more favorable development patterns over the last couple of years in our motorcycle, excess and surplus lines and our personal liability coverages than our historical patterns would indicate.

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3. Please refer to prior comment six. You appear to have attributed the significant reserve releases in 2004 and 2005 entirely to the excess of case base reserves at the end of the preceding years over actual claim payments “settled in the normal course of business.” However, you do not explain or quantify the specific assumptions implicit in your case reserves, the factors that caused actual experience to deviate so materially from such assumptions and the provisions for uncertainty remaining in your case reserves. Also, you do not explain or quantify how you considered this emerging favorable experience in refining your loss estimates for existing case base claims, reserving for future base claims and assessing the total incurred but not reported reserve. Please provide this information in disclosure-type format.

As discussed above, the favorable development that we experienced in 2004 and 2005 was largely due to actual loss development that was more favorable than what we have experienced historically for several lines of business. As these trends continue to emerge and sufficient historical data been gathered to validate these trends, they will be more fully reflected in our historical development patterns. Please refer to “Overview of Loss Reserves” for a discussion of management’s reserving methodology and please refer to our response to the Staff’s first two comments for a discussion the reserve development that we experienced in 2004 and 2005.

4. Please refer to prior comments seven and eight. You describe the boundaries of your actuarial ranges as representing a “reasonable best case” and a “reasonable worst case” and state that “it appears reasonably likely that actual results may fall at any point in this range.” Furthermore, you state that a “5% variation is reasonably possible based on historical results.” This discussion appears to ignore your actual loss development, particularly the significant reserve releases in 2004 and 2005. Please provide sensitivity analysis that shows “reasonably likely” outcomes. If you expect outcomes that are materially different from your actual experience, describe the factors that you considered in concluding that these outcomes were “reasonably likely.” Provide this information in disclosure-type format.

Midland acknowledges the Staff’s comments and intends to make the appropriate modifications for all appropriate future filings, beginning with the Form 10-K for the period ending December 31, 2006. The revised disclosures will include the following:

We have consistently applied our approach to loss reserves. Our estimates for loss reserves utilize historical loss development patterns. As new patterns emerge, they are reflected in our assumptions. Due to the significant amount of judgment and estimation that is required to estimate loss reserves, the actual loss development is likely to be different than the amounts recorded.

For example, during the last 10 years we have experienced both favorable and unfavorable development in individual calendar years. For example, looking back at our net property and casualty loss reserves over the last ten years (see table on page 8 included in our response to the Staff’s first comment), we have experienced seven years where redundancy has developed and three years where a deficiency developed.

The December 31, 2002 loss reserves developed with a deficiency. After one-year of development these loss reserves developed at a deficiency of 10 percent of the original reserve. Based on the most recent re-estimation, these loss reserves have developed with a deficiency of 3.5 percent. In response to deficient development of reserves, which were noted in 2003, management strengthened loss reserves. The higher levels of loss reserves, and their potential redundancy, were not fully contemplated in the incurred-but-not-reported loss reserves, because these trends had not been validated over an extended period of time.

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In 2004 and 2005, we also experienced more favorable development patterns than we have historically experienced in several of our lines. These lines include the motorcycle and excess and surplus lines as well as personal liability coverages associated with our products. The developmental patterns are more favorable than our historical trends and baseline industry information would have indicated. In addition, during 2004 and 2005, we also experienced a decrease in the non-catastrophe related frequency in our residential property products, such as manufactured housing and site-built dwelling. The frequency that we have experienced during these years is below our historical averages and we believe are not sustainable over a long period of time.

With regard to the net property and casualty loss reserves at December 31, 2005, the actual development will likely be different than the amount recorded. Each year, the credentialed consulting actuary computes an acceptable range for property and casualty reserves, which affirms management’s recorded balance if the recorded amount is within the range. The Company’s estimate for loss reserves of $148.1 million at December 31, 2005, was affirmed by the consulting actuary’s estimated range for net loss reserves of $134.0 million to $153.0 million. However, in light of the significant assumptions and judgments used to estimate loss reserves, there can be no assurance that the actual losses ultimately experienced will fall within the consulting actuary’s range. The range is based on a “reasonable best case” and “reasonable worst case” with varying development patterns across our lines of business.

In estimating the reasonably likely development of the December 31, 2005 loss reserves, we considered the following:

•	At December 31, 2005, the recorded net property and casualty loss reserves were in the upper half of the acceptable actuarial range.
•	We have considered the acceptable actuarial range. The range is based on a “reasonable best case” and “reasonable worst case” with varying development patterns across our lines of business.
•	We have considered that our historical loss development factors are more fully encompassing favorable development patterns that we have experienced over the last few years.

Based on these considerations, we believe that it is reasonably likely that our December 31, 2005 net property and casualty loss reserves will develop with a moderate level of redundancy, at a rate below the redundancy that we have experienced over the last few years. Based on the considerations noted above, the development in the first nine months of 2006 and our historical loss reserve development patterns, we believe it is reasonably likely that our December 31, 2005 net property and casualty loss reserves will develop with a redundancy, although it is possible that the actual development will be more or less. If the 2005 loss reserves developed at a 5 percent redundancy, the result would be a $7.4 million benefit to our 2006 pre-tax earnings, assuming there is no development, positive or negative, relative to the December 31, 2006 loss reserves.

We trust that the foregoing sufficiently addresses your comments. If there is a need for additional information or clarification, please contact me at (513) 943-7100.

Sincerely,

/s/ W. Todd Gray
W. Todd Gray
Executive Vice President and Chief Financial Officer

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